Exhibit 16

January 5, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated January 5, 2006, of Matrix Service Company and are in agreement with the statements contained in the second, third, fourth, and fifth paragraphs of Item 4.01 on pages two and three therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning a material weakness related to revenue recognition at Matrix Service Company’s Eastern Business Unit, included in paragraph four of Item 4.01 on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2005 financial statements.

/s/ Ernst & Young LLP